UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-37649
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐Form 10-D ☐Form N-CEN ☐Form N-CSR

For Period Ended:	December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Zoom Telephonics, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

848 Elm Street
Address of Principal Executive Office (Street and Number)

Manchester, New Hampshire 03101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 by March 31, 2021, the prescribed due date.  The compilation, dissemination and review of the financial information required to be presented in the Form 10-K, along with certain accounting treatment matters relating to the recent acquisition of Minim, Inc., which closed on December 4, 2020, has rendered timely filing of the Form 10-K impractical without undue hardship and expense to the Company.  The Company plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as soon as practicable.

 (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sean Doherty	617	423-1072
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for fiscal year 2020 increased 27.6% to $48.0 million from $37.6 million for 2019. The growth in net sales was directly attributable to increased sales of Motorola branded cable modems and gateways.

Gross profit in fiscal year 2020 was $13.6 million up $2.7 million from $10.9 million for fiscal year 2019.  Gross margin decreased to 28.4% in fiscal year 2020 from 29.0% in fiscal year 2019. The increase in gross profit was attributable to sales growth of Motorola branded cable modems and gateways. The decrease in profit margin was primarily due to tariff costs and air freight costs.

Operating expenses in fiscal year 2020 were $18.4 million or 38.4% of net sales, versus $14.1 million or 37.6% of net sales in fiscal year 2019. Selling expenses decreased approximately $68 thousand to $9.2 million for the year, due to reduction in advertising expenses of $1.0 million, partially offset by increased Motorola trademark royalty costs of $600 thousand, and salary and related costs of $290 thousand. General and administrative expenses increased approximately $2.8 million to $5.4 million for fiscal year 2020, due to $1.6 million in one-time transactions costs of legal and professional services related to the merger with Minim, Inc. $0.6 million related to one-time legal and professional services expenses related to evaluation of agreements consummated for the purchase of company stock, and $0.8 million of salary and related costs. Research and development expenses were $3.8 million for fiscal year 2020, up from $2.2 million in fiscal year 2019. The increase of approximately $1.6 million was primarily due to salary and related costs of $1.0 million and increased product testing, certification and software development costs of $0.4 million.

The Company reported a net loss of $3.9 million or $0.15 per share for fiscal year 2020, compared to net loss of $3.3 million or $0.18 per share for fiscal year 2019.

In addition, due to a late year 2020 receipt of products from our manufacturer in Vietnam, we expect to report inventory, and a related accrued liability, in an amount that is $1.2 million higher than what we reported in our earnings release, dated March 9, 2021.

Zoom Telephonics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2021	By:	/s/ Sean Doherty
Sean Doherty
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).